May 10, 2005

Mail Stop 0408

By U.S. Mail and Facsimile

John C. Kleinert
President and Chief Executive Officer
Velocity Asset Management, Inc.
48 S. Franklin Turnpike, 3rd Floor
Ramsey, New Jersey 07446

Re:	Velocity Asset Management, Inc.
	Amendment No. 2 to Form SB-2, filed April 20, 2005
	File No. 333-122062

Dear Mr. Kleinert:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors - page 4

1. We believe that the prospectus should include a separate risk factor that notes the company`s symbiotic relationship with the law firm of Ragan & Ragan, explains the affiliations between the two parties and the inherent conflict of interest as a result of these affiliations. This risk factor would note the percentage ownership interest in the company by Messrs. Ragan, the percentage of the time that each spends on the companies business (as opposed the amount of time that they spend on their law firm`s business, even if the company has hired the law firm to perform such work), and the total dollar payment that the company paid Ragan & Ragan last year.


Financial Statements

General

2. We note that you have filed a condensed set of audited financial statements. Please note that only interim financial statements may be presented in a condensed format under Item 310 (b) of Regulation S-B.
Please revise to include a complete set of audited financial statements prepared in accordance with Item 310 (a) of Regulation S-
B.

Note 2 - Summary of Significant Accounting Policies - page F-8

      Reverse Acquisition - page F-8

3. We note your response to our prior comment 5 that you have included relevant disclosure under paragraph 51 of SFAS 141. Please revise to include specific disclosures required by 51(d) of SFAS
141
as we are unable to determine the number of shares issued to the accounting acquiree and how the reported amounts were determined.

Note 6 - Line of Credit - page F-15
Note 7 - Long Term Debt F-16

4. We note your response to our prior comment 11. We note that the closing market price of your common stock was $3.14 on July 1, 2004
(effective date of conversion) and $1.60 on August 12, 2004 (actual date of exchange). Supplementally tell us how you determined that the sale price of shares of common stock sold to an accredited investor was more indicative of the fair value of the common stock as opposed to the market price.

Note 10 - Income Taxes - page F-17

5. In the table on page F-18, we note the valuation allowance related
to deferred tax assets decreased from $625,900 at December 31,
2003
to $398,900 at December 31, 2004. We further note on page F-18 your statement that the reverse acquisition limits and reduces the future utilization of the Company`s net operating losses. Supplementally provide your basis for reducing the valuation allowance in 2004 and the contradictory statement in the footnote.

Note 11 - Recapitalization - page F-18

6. We note your response to our prior comment 12 and the revised disclosures on page F-19 that the adjustment of $12,905 retroactively adjusts the existing par value of the common stock of STB, Inc., the accounting acquirer. We note from the statement of stockholders` equity and footnote 12 that the shareholders of STB, Inc., the accounting acquirer, received 79,682,500 shares of common stock. Supplementally explain the following:
* How the adjustment of $12,905 retroactively adjusts the existing par value of the 79,682,500 shares of common stock of STB, Inc;
* How you determined the number of shares received by STB, Inc. in the merger;
* Why you only recorded the par value in the statement of stockholders` equity for the shares issued to STB, Inc. on February
3, 2004.

Note 15- Stock Based Compensation - page F-22

7. We note your response to our prior comment 14. Please address the following:
* Supplementally tell us and revise Note 15 to disclose the fair value of the common stock on the date of issuance of options to Lomond;
* Supplementally tell us how you determined it appropriate to expense in 2004 the total stock compensation associated with the Lomond and
Del Mar contracts considering that the service period of these contracts extends beyond December 31, 2004.


*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Amit Pande, Senior Accountant, at (202) 551-3423, or John Nolan, Accounting Branch Chief, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551- 3418 with any other questions.

						Sincerely,



William Friar
Senior Financial Analyst

cc:	Steve A. Saide, Esq.


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Velocity Asset Management, Inc.
Page 4